FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Announcement of Making Nihon Pharmaceutical Co., Ltd. a Wholly-owned Subsidiary Through Simple Share Exchange

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: November 24, 2020	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

News Release

Announcement of Making Nihon Pharmaceutical Co., Ltd. a Wholly-owned Subsidiary
Through Simple Share Exchange

Osaka, Japan, November 24, 2020 — Takeda Pharmaceutical Company Limited (TSE: 4502 / NYSE: TAK) (“Takeda”) today announced a share exchange where Takeda will be the wholly-owning parent company and Nihon Pharmaceutical Co., Ltd. (“Nihon Pharm”), Takeda’s consolidated subsidiary, will be the wholly-owned subsidiary (the “Share Exchange”) effective April 1, 2021. The two companies executed a share exchange agreement (the “Share Exchange Agreement”) today.

Since the acquisition of Shire in 2019, Takeda’s Plasma-Derived Therapies (PDT) business has become one of the company’s fastest areas of growth. As a result, the role played in the Takeda Group by Nihon Pharm, whose core business focus is plasma-derived therapies, has become more important than ever. The decision to make Nihon Pharm a wholly-owned subsidiary of Takeda is based on Takeda’s values. It will strengthen collaboration across Takeda’s PDT business in the best interest of patients, and further develop the business in and outside of Japan.

Takeda intends to conduct the Share Exchange in the form of a simple share exchange that does not require the approval of a shareholders’ meeting pursuant to Article 796, paragraph (2) of the Companies Act. Since the Share Exchange is a simple share exchange through which a consolidated subsidiary will be made a wholly-owned subsidiary, this release is made in a simplified format.

Note

1.    Purpose of Making Nihon Pharm a Wholly-owned Subsidiary Through the Share Exchange

Since the acquisition of Shire by Takeda in 2019, our PDT business has become one of the fastest areas of growth for Takeda. As a result, the role played in the Takeda Group by Nihon Pharm, whose core business focus is plasma-derived therapies, has become more important than ever. The decision to make Nihon Pharm a wholly-owned subsidiary of Takeda through the Share Exchange is based on Takeda’s values. It will make it possible to strengthen collaboration across Takeda’s PDT business in the best interest of patients, and further develop the business in and outside Japan in a more rapid and powerful way.

2.    Outline of the Share Exchange

(1) Share Exchange schedule

Date of the decision on and approval of the Share Exchange Agreement by the director delegated by the board of directors (Takeda)
Date of the resolution approving the Share Exchange Agreement by the board of directors (Nihon Pharm)
November 24, 2020
Date of execution of the Share Exchange Agreement (both companies)	November 24, 2020
Date of an extraordinary shareholders’ meeting (Nihon Pharm) (scheduled)	February 10, 2021
Effective date of the Share Exchange (scheduled)	April 1, 2021

(Note)    The above schedule may change upon agreement between the two companies if the change is necessary due to the progress of the Share Exchange procedures or for other reasons.

(2) Method of the Share Exchange

The Share Exchange is a share exchange where Takeda will be the wholly-owning parent company and Nihon Pharm will be the wholly-owned subsidiary. The Share Exchange will be conducted on April 1, 2021, as the effective date, (i) by Takeda through the procedures for a simple share exchange under Article 796, paragraph (2) of the Companies Act without obtaining approval by a resolution at Takeda’s shareholders’ meeting; and (ii) by Nihon Pharm after obtaining approval at its extraordinary shareholders’ meeting scheduled to be held on February 10, 2021.

(3) Details of allocation in the Share Exchange

	Takeda (wholly-owning parent company resulting from the Share Exchange)	Nihon Pharm (wholly-owned subsidiary resulting from the Share Exchange)
Allocation ratio in the Share Exchange	1	1.20
Number of shares to be delivered through the Share Exchange	Takeda common stock: 1,462,212 shares (scheduled)

(Note 1)    1.20 shares of Takeda common stock will be allocated and delivered for one share of Nihon Pharm. However, no shares will be allocated in the Share Exchange for shares of Nihon Pharm common stock held by Takeda (8,381,490 shares as of today).
The allocation ratio in the Share Exchange stated above (the “Share Exchange Ratio”) may be changed upon discussions between the companies if a material change occurs to any of the various conditions based on which the Share Exchange Ratio was calculated.

(Note 2)    The number of shares of Takeda common stock to be newly issued by Takeda in the Share Exchange will be 1,462,212 (scheduled).

(Note 3)    Treatment of shares constituting less than one unit
It is expected that some shareholders will hold shares constituting less than one unit (100 shares) of Takeda stock as a result of the Share Exchange. Shareholders who will hold shares constituting less than one unit of Takeda stock may use the following systems concerning Takeda stock.
(i)    System to demand purchase of shares constituting less than one unit (sale of shares constituting less than one unit)
Under this system, shareholders who will hold shares constituting less than one unit of Takeda stock may demand that Takeda purchase, and thereby sell to Takeda, their shares constituting less than one unit pursuant to Article 192, paragraph (1) of the Companies Act.
(ii)    System to further purchase shares constituting less than one unit (purchase shares required to constitute one unit)
Under this system, shareholders who will hold shares constituting less than one unit of Takeda stock may demand that Takeda sell, and thereby purchase from Takeda, the number of shares of Takeda common stock required, together with the number of shares constituting less than one unit they hold, to constitute one unit (100 shares) pursuant to Article 194, paragraph (1) of the Companies Act and the relevant provision of Takeda’s articles of incorporation.

(Note 4)    Treatment of any fractional shares
For each current shareholder of Nihon Pharm who will be allocated and delivered a fraction less than one share of Takeda stock upon the Share Exchange, Takeda will, instead of delivering the fractional number of shares of Takeda common stock, deliver the amount of money (any fractional amount less than one yen shall be rounded up) calculated by multiplying the market value per share of Takeda common stock by the fractional number pursuant to Article 234 of the Companies Act and other relevant laws and regulations. Please note that the “market value per share of Takeda common stock” refers to the closing price for regular transactions of Takeda common stock on the Tokyo Stock Exchange on the trading day immediately preceding the effective date of the Share Exchange (if such closing price does not exist on that immediately preceding trading day, then the closing price on the immediately preceding trading day on which such closing price exists).

(4) Treatment of share options and bonds with share options in the Share Exchange

Not applicable because Nihon Pharm has not issued share options or bonds with share options.

3.    Basis for the Calculation in Relation to Allocation in the Share Exchange

(1) Basis and reasons for allocation details

Takeda and Nihon Pharm decided to individually ask a third-party valuation organization independent of both companies to calculate a share exchange ratio, with the aim of ensuring fairness and appropriateness in calculation of the Share Exchange Ratio used in the Share Exchange, which is stated in 2.(3) “Details of allocation in the Share Exchange” above. Takeda selected Deloitte Tohmatsu Financial Advisory LLC (“Deloitte”) as its third-party valuation organization and Nihon Pharm selected EY Strategy and Consulting Co., Ltd. (“EYSC”) as its third-party valuation organization.
Takeda and Nihon Pharm consulted and deliberated on the share exchange ratio, considering factors such as the financial status, asset status and future outlook of both companies and referring to the results of the calculation of the share exchange ratio received from third-party valuation organizations separately retained by both companies. After such consideration and deliberation, both companies concluded that the Share Exchange Ratio is appropriate for their shareholders and will not have adverse effects on shareholder interests and agreed to conduct the Share Exchange based on the Share Exchange Ratio.

Pursuant to the Share Exchange Agreement, the Share Exchange Ratio may be changed upon discussions between the companies if a material change occurs to any of the various conditions that serve as the basis for the calculation.

(2) Matters regarding calculation

(i)    Names of valuation organizations and their relationships with Takeda and Nihon Pharm.

Both Deloitte, which is Takeda’s third-party valuation organization, and EYSC, which is Nihon Pharm’s third-party valuation organization, are valuation organizations independent of Takeda and Nihon Pharm. Neither Deloitte nor EYSC is a related party of Takeda or Nihon Pharm, nor do they have any material interest in the Share Exchange that needs to be stated.

(ii)    Overview of calculation

In performing its analysis, Deloitte analyzed the financial information of Takeda and Nihon Pharm, in addition to analyzing the terms and conditions of the Share Exchange. In calculating a share exchange ratio, with respect to Takeda shares, Deloitte performed a stock price analysis since Takeda shares are listed on a securities exchange and the market share price thereof is publicly available. With respect to Nihon Pharm shares, Deloitte performed a comparable companies analysis since there are multiple listed companies that are comparable to Nihon Pharm and Deloitte could estimate Nihon Pharm’s share value by comparing the comparable companies, as well as a discounted cash flow analysis (“DCF Analysis”) to reflect the status of future business activities of Nihon Pharm in its evaluation.

The results of the calculations of the range of the number of shares of Takeda common stock that will be allocated and delivered for one share of Nihon Pharm based on the respective analysis methods are indicated below.

Analysis method		Range of Share Exchange Ratio
Takeda	Nihon Pharm
Stock price analysis	Comparable companies analysis	1.04~1.26
	DCF Analysis	1.02~1.33

In the stock price analysis, Deloitte set November 20, 2020 as the base date (the “Calculation Base Date”) and used the closing price on the Calculation Base Date and the simple average of the closing price for the past one-month, three-month and six-month periods prior to the Calculation Base Date.

In calculating a share exchange ratio, Deloitte relied on and assumed the accuracy and completeness of all public information and all financial information and other information that both companies provided to Deloitte or that Deloitte discussed with the companies and that formed a substantial basis of the analysis. Deloitte did not independently verify the accuracy or completeness of such information. Furthermore, Deloitte did not undertake an independent evaluation, appraisal or assessment of the assets or liabilities (including derivatives transactions, off-balance-sheet assets and liabilities or other contingent liabilities) of the companies or their respective affiliates. Moreover, Deloitte did not make any request to a third party for such evaluation, appraisal or assessment. Deloitte’s analysis of the share exchange ratio reflects information and economic conditions up to the Calculation Base Date, and with respect to the financial projections (including the future profit plan and other information) concerning Nihon Pharm, Deloitte assumed that such projections were reasonably reviewed or prepared by the management of Nihon Pharm based on the best and bona fide estimates and judgments currently available.

The future profit plan for Nihon Pharm that was the basis for the comparable companies analysis and DCF Analysis did not anticipate a significant increase or decrease in profit. Also, such future profit plan did not assume the implementation of the Share Exchange.

4.    Overview of the Parties to the Share Exchange

		Wholly-owning parent company resulting from the Share Exchange (as of March 31, 2020)	Wholly-owned subsidiary resulting from the Share Exchange (as of March 31, 2020)
(1)	Name	Takeda Pharmaceutical Company Limited	Nihon Pharmaceutical Co., Ltd.
(2)	Address	1-1, Doshomachi 4-chome, Chuo-ku, Osaka City, Osaka, Japan	8-1, Akashi-cho, Chuo-ku, Tokyo, Japan
(3)	Title and name of the representative person	Representative Director, President & CEO: Christophe Weber	President & CEO: Yasuhiro Fukutomi
(4)	Business description	Research, development, manufacture and sale of pharmaceutical drugs	Manufacture and sale of pharmaceutical drugs and quasi-pharmaceutical products
(5)	Capital amount	1,668,123 million yen	760 million yen
(6)	Date of foundation/incorporation	January 12, 1925	June 7, 1946
(7)	Number of outstanding shares	Common stock: 1,576,373,908 shares	Common stock: 9,600,000 shares
(8)	Fiscal year end	March 31	March 31

(9) Major shareholders and their shareholding percentage	The Master Trust Bank of Japan, Ltd. (Trust account)	7.98%	Takeda Pharmaceutical Company Limited	87.3%
	The Bank Of New York Mellon as Depositary Bank for Depositary Receipt Holders	5.39%	Followed by 278 individual shareholders and 7 corporate shareholders
	Japan Trustee Services Bank, Ltd. (Trust account)	5.15%
	JP Morgan Chase Bank 385632	3.03%
	Nippon Life Insurance Company	2.24%
	Japan Trustee Services Bank, Ltd. (Trust account 5)	2.15%
	SSBTC Client Omnibus Account	1.63%
	JP Morgan Chase Bank 385151	1.59%
	State Street Bank West Client-Treaty 505234	1.48%
	Japan Trustee Services Bank, Ltd. (Trust account 7)	1.41%
(10)			Financial condition and result of operations for the immediately preceding fiscal year
	Takeda Pharmaceutical Company Limited (Consolidated: IFRS)		Nihon Pharmaceutical Co., Ltd. (Non-consolidated: JGAAP)
Fiscal year end	March 2020		March 2020
Equity attributable to owners of the parent company / Net assets	4,723,483 million yen		29,411 million yen
Total assets	12,821,094 million yen		36,160 million yen
Equity attributable to owners of the parent company per share /Net assets per share	3,032.22 yen		3,063.60 yen
Revenue	3,291,188 million yen		17,832 million yen
Operating profit	100,408 million yen		2,326 million yen
Profit (loss) before tax	(60,754) million yen		1,596 million yen
Net profit attributable to owners of the parent company / Net profit	44,241 million yen		1,228 million yen
Basic earnings per share / Net profit per share	28.41 yen		127.90 yen

5.    Status after the Share Exchange

The Share Exchange will not result in any change to the name, address, title and name of the representative person, business description, capital amount, or fiscal year end of Takeda, which will be the wholly-owning parent company.

6.    Measures to Avoid Conflicts of Interest

From the perspective of ensuring fairness of decision making and avoiding conflicts of interest in Nihon Pharm, Mr. Yasuhiro Fukutomi, an employee of Takeda who holds the position of President & CEO of Nihon Pharm, did not participate in any deliberations or resolutions regarding the Share Exchange at meetings of the board of directors of Nihon Pharm.

7.    Business Outlook

The financial impact of the Share Exchange on the consolidated earnings of Takeda is expected to be minimal. Should any impacts or other matters that require an announcement be identified, Takeda will announce such matters promptly.

(Reference) Forecast for the Full Year Consolidated Financials for Fiscal Year 2020 (announced on October 29, 2020) and the Full Year Consolidated Financial Results for Fiscal Year 2019
(millions of yen)

	Revenue	Core operating profit	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share	Core EPS
FY2020 Forecast	3,200,000	984,000	434,000	258,000	124,000	79.39 yen	420 yen
FY2019 Results	3,291,188	962,200	100,408	-60,754	44,241	28.41 yen	387 yen

Contacts:

Investor Relations Christopher O’Reilly, +81-(0)3-3278-2306 takeda.ir.contact@takeda.com	Media Relations Kazumi Kobayashi, +81 (0)3-3278-2095 kazumi.kobayashi@takeda.com

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at : https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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